Exhibit 99.1

TSXV: SGN #750-1095 W. Pender St. Vancouver, BC V6E2M6 WWW.SCORPIOGOLD.COM

Scorpio Gold Announces Approval to List American Depositary
Shares on the NASDAQ Capital Market Under the Symbol “SGLD”

August 27, 2026 - Vancouver, British Columbia – Scorpio Gold Corporation (TSX-V: SGN, OTCQB: SRCRF, FSE: RY9) (“Scorpio Gold” or the "Company") is pleased to announce that it has received approval to list its American Depositary Shares (“ADSs”) on the NASDAQ Capital Market (“NASDAQ”). The ADSs are expected to commence trading on NASDAQ under the symbol “SGLD” on September 1, 2026. Each ADS represents twenty (20) common shares of the Company, with The Bank of New York Mellon acting as depositary for the ADS program. The Company’s common shares will continue to trade on the TSX Venture Exchange (“TSXV”).

The NASDAQ listing is expected to broaden Scorpio Gold’s access to U.S. institutional and retail investors, enhance trading liquidity and increase the Company’s visibility within the world’s largest capital market. Because the listing has been structured through an ADS program rather than a direct listing of common shares, the Company was able to satisfy NASDAQ’s initial listing requirements without a share consolidation, preserving its existing capital structure and home-market liquidity for current shareholders.

In conjunction with the NASDAQ listing, the trading symbol under which the Company’s common shares trade on the TSXV will change from “SGN” to “SGLD”, effective at the opening of trading on September 1, 2026. The change unifies the Company’s ticker across both exchanges, providing investors on either side of the border with a single, consistent identity. No action is required by shareholders in connection with the symbol change, and the Company’s share capital remains unchanged.

“Listing on NASDAQ is a defining milestone for Scorpio Gold. The United States is home to the deepest pool of capital in the world, and this listing places the Company squarely in front of that audience – without a share consolidation and without disrupting the capital structure our existing shareholders have supported. We are doing this against the backdrop of one of the strongest gold markets in a generation, underpinned by a powerful macro case for de-dollarization as central banks and investors alike seek hard assets. The listing is also well timed: our drill program at the Manhattan District continues to deliver strong results with consistency, hole after hole, reflecting mineralization beyond our maiden resource and reinforcing our conviction in the scale of the district. As that momentum builds, a single ‘SGLD’ symbol on both sides of the border will give investors one clear identity for the Company as we enter this next phase of growth”, said Zayn Kalyan, CEO and Director of Scorpio Gold.

Marketing Update

Scorpio is pleased to announce that it has extended the engagement of Investor Insights Systems Inc. ("IIS"), a Canadian company with its head office in Vancouver, BC, which was previously announced in the Company's news release dated April 1, 2026. Pursuant to the extended agreement (the "IIS Agreement"), IIS will provide digital marketing services, including digital content creation, distribution, search engine marketing, pay-per-click advertising and market awareness campaigns, to the Company for a three-month term commencing September 1, 2026, for an aggregate fee of US$100,000 plus applicable taxes, payable in cash. IIS is an arm's length service provider to the Company and, to the Company's knowledge, other than 200,000 stock options of the Company held by IIS, neither IIS nor its principals have any direct or indirect interest in the Company or its securities, nor any right or intent to acquire such an interest.

About Scorpio Gold Corp.

Scorpio Gold holds a 100% interest in the Manhattan District located in the Walker Lane Trend of Nevada, USA. Scorpio Gold's Manhattan District is ~4,780-hectares and comprises the advanced exploration-stage Goldwedge Mine and four past-producing pits that were acquired from Kinross in 2021 (see news release dated March 25, 2021 https://scorpiogold.com/news/scorpio-gold-closes-purchase-of-kinross-manhattan-property-nye-county-nevada/). The consolidated Manhattan District presents an exciting late-stage exploration opportunity, with over 140,000 metres of historical drilling, significant resource potential, and valuable permitting and water rights.

ON BEHALF OF THE BOARD OF SCORPIO GOLD CORPORATION

Zayn Kalyan, Chief Executive Officer and Director
Tel: (604)-252-2672
Email: zayn@scorpiogold.com

Investor Relations Contact:
Kin Communications Inc.
Tel: (604) 684-6730
Email: SGN@kincommunications.com

Connect with Scorpio Gold:

Email | Website | Facebook | LinkedIn | X | YouTube

To register for investor updates please visit: scorpiogold.com

TSXV: SGN | OTC: SRCRF | FSE: RY9

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management as of the date of this news release.

Forward-looking statements in this news release include, but are not limited to, statements concerning: the anticipated commencement of trading of the ADSs on NASDAQ under the symbol “SGLD” and the timing thereof; the anticipated change of the Company’s trading symbol on the TSXV to “SGLD” and the timing thereof; the anticipated benefits of the NASDAQ listing, including broadened investor access, enhanced liquidity and increased visibility; and the IIS Agreement. Forward-looking statements are based upon certain assumptions and other key factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. Key assumptions upon which the Company’s forward-looking information is based include, without limitation: the satisfaction of all remaining customary conditions to the listing of the ADSs on NASDAQ; the commencement of trading of the ADSs on the anticipated date; the acceptance of the symbol change by the TSXV and its implementation on the anticipated date; performance of the IIS Agreement. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation: the risk that trading of the ADSs may not commence on the anticipated date or at all; the risk that the symbol change may not become effective on the anticipated date; the risk that the anticipated benefits of the NASDAQ listing may not be realized; and the risk that the IIS Agreement may not be performed pursuant to its terms. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Scorpio Gold.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it does not undertake to update this information at any particular time, whether as a result of new information, future events or otherwise, except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.